EXHIBIT 77C

FLAHERTY & CRUMRINE PREFERRED INCOME FUND INCORPORATED

(the "Fund")

On April 23, 2004, the Fund held its Annual Meeting of Shareholders to elect two Directors of the Fund ("Proposal 1"). The results of the proposal are as follows:

Proposal 1: Election of Directors.

Name For Withheld

Common Stock

Robert M. Ettinger 9,381,782 77,383

Money Market Cumulative Preferred™ Stock

Morgan Gust 580 0

Martin Brody, Donald F. Crumrine, David Gale, and Robert F. Wulf continue to serve in their capacities as Directors of the Fund.